FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

August 17, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 17, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have commenced an extensive program of geological, engineering and environmental work at their Carbon Creek deposit in Northeasdtern British Columbia and that a Preliminary Economic Assessment is in progress and scheduled to be completed during the fourth quarter of 2010.

Item 5.	Full Description of Material Change

The Issuer reports that its wholly-owned subsidiary, Coalhunter Mining Corporation (“Coalhunter”), is commencing its 2011 field program, which will encompass resource definition drilling, engineering studies and environmental baseline studies, at the Carbon Creek Metallurgical Coal deposit (“Carbon Creek”) located in the Peace River Coal Field of north eastern British Columbia. In addition, a Preliminary Economic Assessment (“PEA”) is in progress and is expected to be completed in the fourth quarter of 2011.

The Issuer recently announced receiving a NI 43-101 resource estimate from Norwest Corporation on the Carbon Creek Metallurgical Coal deposit which outlines 114.0 million tonnes of measured and indicated, plus an additional 89.1 million tonnes of inferred, coal with an ASTM coal rank of mvB (see News Release NR11-09, June 8th, 2011).

Field Program Details

Coalhunter has received the required regulatory permits to commence its 2011 field program, which will include approximately 14,000 metres of core (46 holes) and rotary (19 holes) drilling. The 2011 program is designed to upgrade all deposit-related data to full feasibility level. Highlights of work proposed to be completed in 2011 are outlined below:

Resource Definition Drilling - data collection to update the existing NI 43-101 resource estimate:

Aiming to convert portions of the existing resource into the Measured & Indicated categories

Intending to increase the global resource by including additional coal seams in the resource estimation

Geological Studies – collection of surface, structural and drillhole data to enhance the current geological model

Coal Analysis & Marketing - obtain a large coal sample from drill core for coal quality analysis to:

Determine clean coal product specifications

Estimate potential market and pricing

Engineering Studies - Undertake detailed work for inclusion in feasibility-level mine design, including:

Geotechnical studies to fully assess surface and underground mining ground conditions utilizing consulting engineers and advanced down-hole geophysical methods

Hydrogeological assessment of fault structures and groundwater conditions

Environmental Baseline - data will be collected over the coming 12 months designed to meet and exceed regulatory requirements for environmental baseline data

Stakeholder Engagement – ongoing consultations with stakeholders, including First Nations’ groups

Preliminary Economic Assessment

In addition to the ongoing feasibility-level data collection, Coalhunter has retained Norwest Corporation to complete a Preliminary Economic Assessment (“PEA”) on the Carbon Creek Metallurgical Coal deposit. This important study will provide the first 43-101-compliant indications of potential project economics and it is anticipated to be completed in the fourth quarter of 2011. The PEA will be based on historic information compiled by Utah Mines Ltd. between 1970 and 1981, which includes data from 296 rotary and diamond drill holes totalling nearly 26,000 metres, plus the nearly 2,000 metres in 8 drillholes from the 2010 drill program completed by Coalhunter.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., the Issuer's Vice-President Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report (other than historical data) and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer as he is an officer and holds common shares and incentive stock options.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to upgrade all or any portion of the current estimated resource to the measured and/or indicated categories, the potential for any production at the Carbon Creek Coal project, the potential for any production decision to be made at Carbon Creek, the completion of the planned Preliminary Economic Assessment for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

August 18, 2011